GAMMON GOLD INC.

1701 Hollis Street

Suite 400, Founders Square, P.O. Box 2067

Halifax, Nova Scotia, B3J 2Z1

February 16, 2011

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:	Gammon Gold Inc.
Registration Statement on Form F-4
Originally Filed on November 4, 2010
File No. 333-170370

Ladies and Gentlemen:

Gammon Gold Inc., a Canadian corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form F-4, as amended (File No. 333-170370), to 3:00 p.m., Eastern Time, on February 17, 2011, or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Jason K. Zachary of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4844 as soon as the Registration Statement has been declared effective or if you have any other questions or concerns regarding this matter.

Very truly yours, GAMMON GOLD INC.

By:	/s/ Scott Perry
Name:	Scott Perry
Title:	Executive Vice President and Chief Financial Officer